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                                            FILED BY BLUE DOLPHIN ENERGY COMPANY
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934


                             Subject Company:  American Resources Offshore, Inc.
                                                   Commission File No.:  0-21472




                           BLUE DOLPHIN ENERGY COMPANY
[LOGO]                  AMERICAN RESOURCES OFFSHORE, INC.


                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                           August 31, 2001



HOUSTON, TEXAS - BLUE DOLPHIN ENERGY COMPANY (NASDAQ SYMBOL: BDCO) AND AMERICAN
                RESOURCES OFFSHORE, INC. (OTC SYMBOL: GASS.OB)

  BLUE DOLPHIN AND AMERICAN RESOURCES ENTER INTO AGREEMENT AND PLAN OF MERGER


Blue Dolphin Energy Company and American Resources Offshore, Inc. announced that they have executed an agreement and plan of merger, whereby Blue Dolphin will acquire by merger all of the outstanding shares of American Resources common and preferred stock not owned by Blue Dolphin. The merger agreement provides that the holders of American Resources common stock will receive one share of Blue Dolphin common stock for each 36.2 shares of American Resources common stock owned and holders of American Resources preferred stock will receive one share of Blue Dolphin common stock for each 33.2 shares of American Resources preferred stock owned. The merger will result in American Resources becoming a wholly-owned subsidiary of Blue Dolphin. The merger is subject to customary closing conditions, including, among other things, the approval of the merger by American Resources' stockholders. The merger requires the approval of a majority of American Resources' outstanding common stock and preferred stock voting together as a class and a majority of the preferred voting separately as a class.

American Resources' board of directors unanimously approved the transaction and its submission to American Resources' stockholders. This approval followed a determination by a special committee of the board that the merger is fair to and in the best interests of American Resources' public shareholders. The special committee, which consists of American Resources' directors who are not officers or directors of Blue Dolphin, negotiated the terms of the merger.

In connection with the merger, Blue Dolphin will issue approximately 327,000 shares of common stock, which will represent approximately 5.2% of the outstanding shares of Blue Dolphin. Ivar Siem, Chairman of Blue Dolphin said he believes "the merger is in the best interest of the stockholders of both companies and should result in increased liquidity for all stockholders". He also added that "the merger will result in the elimination of public reporting costs for American Resources as well as other administrative costs".

Blue Dolphin currently has 6,022,875 shares of common stock issued and outstanding. American Resources currently has 51,285,178 shares of common stock (39,509,457 shares which are owned by Blue Dolphin), and 39,682 shares of preferred stock issued and outstanding.

BLUE DOLPHIN ENERGY COMPANY is engaged in the acquisition and exploration of oil and gas properties, and the gathering and transportation of natural gas and condensate. In addition, the Company actively pursues midstream projects with long-term revenue potential such as the Sabine Seaport and Petroport offshore oil terminal projects, the New Avoca natural gas storage project and Drillmar, Inc. and its deepwater semi-tender assisted drilling and well intervention solution. American Resources Offshore,



                 801 Travis o Suite 2100 o Houston, Texas 77002
                       (713) 227-7660 o FAX (713) 227-7626
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Inc. is engaged in the exploration and acquisition of oil and gas properties.
Questions should be directed to Haavard Strommen, Manager of Finance, at the Company's offices in Houston, Texas, 713-227-7660. For further information see our Home Page at HTTP://WWW.BLUE-DOLPHIN.COM.

Certain of the statements included in this press release, which express a belief, expectation or intention, as well as those regarding future financial performance or results, or which are not historical facts, are "forward-looking" statements as that term is defined in the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. The words "expect", "plan", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance or events and such statements involve a number of risks, uncertainties and assumptions, including but not limited to industry conditions, prices of crude oil and natural gas, regulatory changes, general economic conditions, interest rates, competition, and other factors. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results and outcomes may differ materially from those indicated in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

    INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the SEC by Blue Dolphin Energy Company and American Resources Offshore, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available)and other documents containing information about Blue Dolphin Energy Company and American Resources Offshore, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated byreference in the proxy statement/prospectus may also be obtained for free by directing a request to Haavard Strommen, 801 Travis, Suite 2100, Houston, Texas 77002.